As Filed with the Securities and Exchange Commission on July 22, 2016

1933 Act File No. 333–_____

1940 Act File No. 811-08103

Securities and Exchange Commission

Washington, D.C. 20549

_______________________

Registration Statement on

Form S-6

_______________________

For Registration Under the Securities Act of 1933

of Securities of Unit Investment Trusts

Registered on Form N-8B-2

A. Exact Name of Trust: Nuveen Unit Investment Trust, Series 163

B. Name of Depositor: Nuveen Securities, LLC

C. Complete Address of Depositor’s Principal Executive Offices:

Nuveen Securities, LLC

333 West Wacker Drive

Chicago, Illinois 60606

D. Name and Complete Address of Agent for Service:

Copies to:
Lucas A. Satre General Counsel Nuveen Securities, LLC 333 West Wacker Drive Chicago, Illinois 60606 (312) 917-7700	Morrison C. Warren, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603 (312) 845-3000

It is proposed that this filing will become effective (check appropriate box)

[_]	immediately upon filing pursuant to paragraph (b)
[_]	on (date) pursuant to paragraph (b)
[_]	60 days after filing pursuant to paragraph (a)(1)
[_]	on (date) pursuant to paragraph (a)(1) of rule 485

If appropriate, check the following box:

[_]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
E.	Title of Securities Being Registered: Units of fractional undivided beneficial interest.
F.	Approximate Date of Proposed Sale to Public: As soon as practicable after the effective date of the Registration Statement.
[_]	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated July 22, 2016, Subject to Completion

Nuveen Unit Investment Trust, Series 163

Nuveen NWQ Diversified Income Portfolio, 3Q 2016

Prospectus Part A

Dated _____ __, 2016

You should read this prospectus
and retain it for future reference.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

NUVEEN NWQ DIVERSIFIED
INCOME PORTFOLIO, 3Q 2016

OVERVIEW

     Nuveen Unit Investment Trust, Series 163 is a unit investment trust that consists of the Nuveen NWQ Diversified Income Portfolio, 3Q 2016 (the “Trust”).

     Nuveen Securities, LLC (“Nuveen” or the “Sponsor”) serves as the sponsor of the Trust. The Sponsor has selected NWQ Investment Management Company, LLC (“NWQ”) to serve as the Trust’s portfolio consultant. NWQ is responsible for assisting the Sponsor with the selection of the Trust’s portfolio. NWQ is a subsidiary of Nuveen Investments, Inc.

TERM

     The Trust is scheduled to terminate in approximately two years from the inception date (the “Inception Date”).

INVESTMENT OBJECTIVE

     The Trust seeks to provide current income and capital appreciation.

     You should consider your investment goals, time horizons and risk tolerance before investing in the Trust. An investment in the Trust is not appropriate for all investors and is not intended to be a complete investment program. The Trust is designed to be a part of a long-term investment strategy and not as a trading vehicle.

PRINCIPAL INVESTMENT STRATEGY

     The Trust seeks to achieve its investment objective by constructing a portfolio of securities that NWQ believes to be undervalued and have the prospect to provide attractive yield and/or appreciate over the Trust’s two-year investment horizon, while providing downside protection. The Sponsor and NWQ believe selection of securities in accordance with this methodology may provide the Trust with the opportunity to meet its investment objective; however, there is no assurance the objective will be met.

     The Trust will invest at least 80% of its total assets in income producing securities, including preferred securities, $25 par exchange-traded senior or subordinated debt securities (“baby bonds”), mandatory convertible securities and equity securities, of any market capitalization. The Trust may invest up to 35% the value of its total assets in equity securities other than preferred securities, including common stocks, mandatory convertible securities, depositary receipts, and other types of securities with equity characteristics as described below.

     The Trust may invest in preferred securities. Preferred stocks offer a stated rate of return paid in the form of a dividend and are traded on the basis of their yield. Like common stock, preferred stocks are perpetual equity securities representing ownership in a company. Preferred stock ranks senior to common stock and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. Preferred stockholders may also forfeit or at least be limited in their voting rights.

     The Trust may invest in baby bonds. The baby bonds may be rated investment-grade or below investment-grade, which are commonly referred to as “high-yield” securities or “junk” bonds. Baby bonds are generally long-term, fixed-income debt securities that rank as senior indebtedness. Baby bonds usually have a stated maturity that is at least 10 years after they are issued, and some are issued for as long as 50 years. When a baby bond reaches maturity, the issuing organization is required to repay the principal to the bondholder. The distributions from baby bonds are generally treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends received deduction for corporations and do not count as qualified dividend income for individual investors.

     The Trust may invest in mandatory convertible securities. Convertible securities are hybrid securities that combine the investment characteristics of bonds and common stocks. Mandatory convertible securities typically consist of debt securities or preferred securities that are automatically converted on or before a specific date into common stock of the same issuer based upon the market price of the underlying common stock. Convertible securities entitle the holder to receive interest paid or accrued on debt securities, or dividends paid or accrued on preferred securities, until the securities mature or are redeemed, converted or exchanged.

     The Trust may invest in the securities of U.S. or foreign issuers listed on U.S. exchanges or in depositary receipts. Depositary receipts are usually in the form of American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). ADRs are U.S. dollar-denominated receipts representing shares of foreign-based issuers. ADRs are issued by U.S. banks or trust companies, and entitle the holder to all dividends and capital gains that are paid out on the underlying foreign shares. GDRs are similar to ADRs, but are shares of foreign-based issuers generally issued by international banks in one or more markets around the world. The Trust may also invest in New York Registry Shares (“NYRSs”). NYRSs are created so that securities of companies incorporated in the Netherlands may be traded in other countries.

     The Trust’s portfolio may include emerging market issuers. NWQ considers emerging market countries to include any country other than Canada, the United States and countries comprising the MSCI EAFE Index (currently, Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom).

     The Trust’s investments may include preferred units and common units issued by master limited partnerships (“MLPs”), provided the Trust may not invest more than 25% the value of its total assets in units of MLPs. MLPs are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. Currently, most MLPs operate in the energy, natural resources or real estate sectors.

     The Trust’s investments may include preferred units and common units issued by real estate investment trusts (“REITs”), provided the Trust may not invest more than 5% of the value of its total assets in mortgage REITs. A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Equity REITs invest the majority of their assets directly in real property and derive their income primarily from rents and capital gains or real estate appreciation. Mortgage REITs invest the majority of their assets in real estate mortgage loans and derive their income primarily from interest payments. Hybrid REITs combine the characteristics of equity REITs and mortgage REITs.

     The Trust’s investments may include preferred units, common units and baby bonds issued by closed-end investment companies (“Closed-End Funds”) that have elected to be treated as business development companies (“BDCs”) under the Investment Company Act of 1940, as amended, provided the Trust may not invest more than 5% of its total assets in preferred units and common units of BDCs.

     As a result of this strategy, the Trust is concentrated in the financial sector.

SELECTION OF PORTFOLIO SECURITIES

     The initial universe is all companies that offer public securities. In formulating the recommended portfolio, NWQ will employ bottom-up, fundamental research to narrow the initial universe to identify U.S. and non-U.S. securities that NWQ believes are undervalued, have good upside potential relative to downside risk and have catalysts for positive change (including new management, industry consolidation, corporate restructuring, a turn in company fundamentals, etc.). NWQ’s bottom-up, fundamental research focuses on financial statement analysis, qualitative assessment, and absolute valuation analysis to identify companies with favorable risk reward opportunities and downside protection, as well as the prospects for the securities to appreciate over the term of the Trust.

     To further narrow the universe, NWQ will conduct additional analysis to determine which security within the company’s capital structure may best contribute to the Trust’s yield, appreciation and/or downside protection by considering the combinations of seniority, income and total return. Finally, NWQ determines the sustainability of a security’s income level by analyzing the integrity of a company’s balance sheet and the sustainability of cash flows. NWQ will consider yield and risk/reward potential to arrive at the final portfolio recommendations.

     NWQ performed the security selection process used to determine the Trust’s portfolio on _______, 2016. The Sponsor is not obligated to use NWQ’s recommendations when assembling the portfolio. However, it is the Sponsor’s intent to use such recommendations unless the securities selected are in some way inappropriate for the Trust. The Sponsor will review the recommendations to ensure that the portfolio meets regulatory and tax restrictions and to make sure the portfolio is sufficiently liquid.

Following the Sponsor’s review, the final portfolio is determined. The final portfolio is provided in “Trust Portfolio” below.

NWQ Investment Management
Company, LLC

     NWQ is a U.S. registered investment adviser and had approximately $9.7 billion in assets under management as of March 31, 2016. NWQ is a value-focused investment manager.

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as expected, which can happen for a number of reasons. The following are all the principal risks of the Trust:

     The Sponsor does not actively manage the portfolio. The Trust is a unit investment trust and, as a result, is not actively managed. Securities are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may change.

     Security prices will fluctuate. The value of your investment may fall over time. Market values fluctuate in response to various factors. These can include stock movements, purchases or sales of securities by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuers or perceptions of the issuers, or economic conditions in general or specific to the issuers.

     Each portfolio component will be subject to various business and market risks. Each issuer of a portfolio component is subject to various business and market risks that may adversely affect the security’s value. The prices of the underlying securities may be volatile and cannot be predicted. In addition, the securities, and therefore the units, are subject to market risk, and to economic, financial, political, regulatory, legal and other events that affect the markets. You should familiarize yourself with the business and market risks faced by the issuers and consider those risks, along with the risks described in this prospectus, when considering whether to invest in the units.

     Equity security risk. Equity securities may decline significantly in price over short or extended periods of time, and such declines may occur because of declines in the equity market as a whole, or because of declines in only a particular country, company, industry or sector of the market.

     The Trust is concentrated in the financial sector. As a result, the factors that impact the financial sector will likely have a greater effect on this Trust than on a more broadly diversified trust. Many of the material risks associated with the financial sector are listed below. The profitability of companies in the financial sector is largely dependent upon the availability and cost of capital which may fluctuate significantly in response to changes in interest rates and general economic developments. Companies in the financial sector are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. These industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

     Negative developments initially relating to the subprime mortgage market and subsequently spreading to other parts of the economy, have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation (“FDIC”) or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

     In response to market and economic conditions, the U.S. Government undertook a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Laws and regulations contain provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. Far-reaching financial reform legislation was passed to create the Financial Stability Oversight Council to facilitate information sharing and identify systemic risks. This legislation also sought to curb abusive lending practices by creating a Bureau of Consumer Protection within the Federal Reserve to oversee nearly all consumer financial products. The legislation imposed new rules for the trading of derivatives, forcing them to be traded on a public exchange and cleared through a third party. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

     Small- and mid-cap company risk. Stocks of small- and mid-cap companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. Small- and mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.

     An investment in the units will be subject to risks associated with foreign securities markets. Foreign securities markets may have less liquidity and may be more volatile than U.S. or other securities markets, and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign issuers, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign issuers than U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign issuers are subject to different accounting, auditing and financial reporting standards and requirements than U.S. reporting companies.

     Securities prices in foreign countries are subject to the political, economic, financial and social factors of those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign issuers or investments in foreign securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These risks may be heightened for securities of issuers located in, or with significant operations in, emerging market countries.

     The portfolio is subject to emerging market risks. An investment in emerging market companies involves certain further risks not associated with investing in developed market countries because emerging market countries are often in the initial stages of their industrialization cycles and have low per capita income. These increased risks include the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and possibility of disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. The economies of emerging market countries face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Emerging market countries may also be subject to overburdened infrastructures and environmental problems. It will also likely be more costly and difficult for the Sponsor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the securities included in the portfolio.

     Depositary receipts risk. ADRs, GDRs and securities with similar characteristics as depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary.

     Holders of depositary receipts may have limited voting rights pursuant to a deposit agreement between the underlying issuer and the depositary. In certain cases, the depositary will vote the equity shares deposited with it as directed by the underlying issuer’s board of directors. Furthermore, investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipt. Moreover, if depositary receipts are converted into equity shares, the laws in certain countries may limit the ability of a non-resident to trade the equity shares and to reconvert the equity shares to depositary receipts.

     Depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.

     An investment in the units will be subject to risks associated with preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and therefore will be subject to greater credit risk than those debt instruments. Preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations but may forfeit or at least be limited in their voting rights. In certain circumstances, an issuer of preferred securities may redeem the securities prior to their stated maturity date. For instance, for certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security held by the Trust. In addition, preferred securities may be subject to provisions that allow an issuer, under certain conditions, to skip or defer distributions. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. Tax or regulatory changes may change the tax characterization of the preferred securities and, as a result, may affect the value of your units.

     Bond market liquidity risk. Dealer inventories of bonds, which provide an indication of the ability of financial intermediaries to “make markets” in those bonds, are at or near historic lows in relation to market size. This reduction in market making capacity has the potential to decrease liquidity and increase price volatility in the fixed income markets in which the Trust invests, particularly during periods of economic or market stress. As a result of this decreased liquidity, the Trust may have to accept a lower price to sell a security, which could have a negative effect on performance. If the Trust needed to sell large blocks of bonds to meet shareholder redemption requests or to raise cash, those sales could further reduce the bonds’ prices.

     Interest rate risk. Interest rate risk is the risk that securities in your Trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The Trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

     Credit and payment risk. Credit risk is the risk that an issuer of a security in your Trust is unable or unwilling to make dividend, interest and/or principal payments. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the security and the Trust’s units. Dividend payments for preferred stocks may not be paid at all or may generally be deferred for up to 20 consecutive quarters. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Credit spread risk. Credit spread risk is the risk that credit spreads (i.e., the difference in yield between securities that is due to differences in their credit quality) may increase when the market believes that bonds generally have a greater risk of default. Increasing credit spreads may reduce the market values of the Trust’s debt securities. Credit spreads often increase more for lower rated and unrated securities than for investment-grade securities. In addition, when credit spreads increase, reductions in market value will generally be greater for longer-maturity securities.

     Call risk. Call risk is the risk that securities can be prepaid or “called” by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by your Trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Trust. The dates and prices upon which the securities are first subject to optional calls are provided in “The Trust Portfolio.” The securities may also be subject to special or extraordinary call provisions and “mandatory put” features that may cause the securities to be removed from your Trust prior to maturity or stated call dates. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

     Make whole risk. Certain securities held by the Trust may have “make whole” call options that generally cause the securities to be redeemable at any time at a designated price. Such securities are generally more likely to be subject to early redemption and may result in the reduction of income received by the Trust and the early termination of the Trust.

     Security quality risk. Security quality risk is the risk that a reduction in a security’s rating may decrease its value and the value of your investment in the Trust. Securities ratings may be reduced at any time, including during the primary offering period of your Trust. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities. Certain securities held by the Trust may not be rated by one or more of the credit agencies. As a result, it may be difficult to assess the credit quality of such securities.

     High-yield securities risk. The Trust invests in high-yield securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates because an increase in rates generally decreases values. An economic slowdown, or a reduction in an issuer’s creditworthiness, may affect an issuer’s ability to make dividend payments.

     High-yield or “junk” securities, the general names for securities rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. The market for high-yield securities is generally smaller and less liquid than that for investment-grade securities.

     High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete.

     Split-ratings risk. Split-rated securities are those securities that, at the time of investment, are rated below investment-grade by one rating agency, so long as at least one other rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer’s revenues or a general economic downturn.

     An investment in the units will be subject to risks associated with convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

     In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically un-rated or rated lower than such debt obligations.

     The Trust invests in MLPs. Most MLPs generally operate in the energy, natural resources or real estate sector and are subject to the risks generally applicable to companies in those sectors, including supply and demand risk, commodity pricing risk, depletion risk and exploration risk. There are certain tax risks associated with MLPs, including the risk that U.S. taxing authorities could challenge the Trust’s treatment for federal income tax purposes of the MLPs in which the Trust invests and legislation could impose limitations that could adversely affect the value of the MLPs in which the Trust invests or that the Trust could lose its status as a regulated investment company. Certain MLPs may be subject to additional liquidity risk due to limited trading volumes. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Trust’s investments.

     An investment in the units will be subject to risks associated with the real estate market and REITs. REITs may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes, office buildings and mortgage securities, and such REITs will be subject to the risks that affect those areas or property types. The value of the real estate assets and the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including: rising interest rates; less of a differential between long and short term rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; a downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security.

     An investment in the units will be subject to risks associated with BDCs. BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other Closed-End Funds as to the amount of debt they can have outstanding. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets which may adversely impact the BDC’s liquidity and operations.

     BDCs are generally leveraged, which may magnify the potential for losses on amounts invested and, according, may increase the volatility and/or risks associated with those securities. If the value of a BDC’s assets decreases, leveraging could cause net asset value to decline more sharply than it otherwise would have had such BDC not been leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. The cost of leverage is borne by the shareholders of the BDC, such as the Trust.

     Investments made by BDCs are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments were materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material nonpublic information regarding such assets.

     BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss.

     BDCs are frequently externally managed by an investment adviser. Such investment adviser’s liability may be limited under their investment advisory agreement which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment adviser may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments. Additionally, if the base management fee is based on gross assets, the investment adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees. These incentives raise the expenses paid by a BDC. The Trust will indirectly bear these expenses. Estimated BDC expenses are shown in the Trust’s annual operating expenses under “Fee Table” to illustrate the impact of their impact. These expenses may fluctuate significantly over time.

     BDCs may issue options, warrants, and rights that convert to voting securities to its officers, employees and board members. The issuance of such securities may dilute the Trust’s equity ownership in the BDC. Generally, any issuance of derivative securities requires the approval of the BDC’s board of directors and authorization by the BDC’s company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions.

     BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments.

     If a BDC fails to maintain its status as a BDC it may be regulated as a Closed-End Fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

     BDCs compete with other BDCs, a large number of investment funds, banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs held by the Trust to lose prospective investments if they do not match competitors’ pricing, terms and structure. As a result of this competition, there is no assurance that a BDC held by the Trust will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

     The BDCs held by the Trust may invest in payment-in-kind (PIK) debt. PIK debt is a type of debt for which all or a portion of the related interest payments are paid in additional principal amounts of such debt (and not cash). Given the deferral of cash payments of interest expense, PIK debt is generally considered higher risk relative to cash-pay debt. In addition, even if accounting conditions are met, a borrower may still default at the maturity of a PIK debt. PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. Moreover, the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate. PIK interest has the effect of generating investment income and increasing incentive fees payable to advisers at a compounding rate. As such, PIK securities create the risk that incentive fees will be paid to advisers based on non-cash accruals that ultimately may not be realized.

     Since the securities include stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust and/or to make distributions to unitholders.

     The Trust may keep cash on hand to meet repurchase requests. As a result, the Trust may not invest all of the proceeds that it receives from the sale of units in order to retain cash to meet repurchase obligations.

     Legislation/litigation risk. From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain of the issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending, threatened or potential litigation will have on the value of the securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

     Beneficial tax treatment may change. Some of the potential tax benefits of the portfolio, such as foreign tax credits and qualified dividend status, associated with distributions from the portfolio companies are subject to frequent legislative and regulatory changes. A change in the treatment of distributions from the portfolio companies may affect the after-tax return on the investment.

     Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Certain actions by the portfolio consultant may have an adverse effect on the prices of the securities included in the Trust. The portfolio consultant may recommend or effect transactions in the securities included in the Trust on behalf of other clients if their portfolio objectives or constraints allow for such an action. This may have an adverse effect on the prices of the securities included in your Trust. This also may have an impact on the price the Trust pays for the securities and the price received upon unit redemptions or Trust termination.

     Dilution risk. As the Sponsor sells units, the size of the Trust will increase. The Sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. The Sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

     The Trust may make distributions that represent a return of capital for tax purposes. Such distributions are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units.

     See “Investment Risks” in Part B of this prospectus for additional information.

ESSENTIAL INFORMATION
(AS OF THE INCEPTION DATE)

Public offering price
at inception	$10.00

Inception date	__, 2016

Termination date	__, 2018

Distribution date	25th day of each month
(commencing on
_____, 2016, if any)

Record date	10th day of each month
(commencing on
_____, 2016, if any)

Estimated net annual
distributions
(as of __, 2016 and
may vary thereafter)
First year	$_____ per unit
Second year	$_____ per unit

Evaluation Time	As of the close of trading of
the New York Stock
Exchange (normally 4:00 p.m.
Eastern Time. However, on
the first day units are sold, the
Evaluation Time will be as of
the close of trading on the
New York Stock Exchange or
the time the registration
statement filed with the
Securities and Exchange
Commission becomes
effective, if later.)

CUSIP Numbers

Standard Accounts
Cash Distributions
Reinvest Distributions

Fee Based Accounts
Cash Distributions
Reinvest Distributions

Portfolio Diversification

Approximate
Type of Security	Portfolio Percentage
%

Market	Approximate
Capitalization	Portfolio Percentage
%

Approximate
Sector	Portfolio Percentage
%

Approximate
Country/Territory	Portfolio Percentage

Standard & Poor’s	Approximate
Ratings	Portfolio Percentage

Minimum investment	$1,000/100 units
IRA	$250/25 units

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $10 public offering price. Actual expenses may vary. You may qualify for sales charge discounts if you and your family invest at least $50,000 in the Trust or in other Nuveen Unit Investment Trusts. More information about these and other discounts, including exchange or rollover discounts, is available from your financial advisor and in “Buying Units” in Part B of this prospectus.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (1)	Unit
Initial sales fee
paid on purchase (2)	1.00%	$0.100
Deferred sales fee (3)	2.45	0.245
Creation and
development fee (4)	0.50	0.050
Maximum sales fees
(including creation
and development fee)	3.95%	$0.395
Estimated organization
costs (5)%		$____

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (1)	Unit
Trustee’s fee	0.105%	$0.0105
Supervisory fee	0.030	0.0030
Evaluator’s fee	0.030	0.0030
Bookkeeping and
administrative fee	0.035	0.0035
Estimated other Trust
operating expenses (6)
Total	%	$_____

1	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.
2	The initial sales fee provided above is based on the public offering price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (as described below), the percentage and dollar amount of the initial sales fee will vary as the public offering price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
3	The deferred sales fee is a fixed dollar amount equaling $0.245 per unit. The deferred sales fee will be deducted in three monthly installments commencing _____ 2016 and ending ______ 2016 (approximately $0.0817 per unit on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

If you purchase units in the secondary market, your maximum sales fee will be 3.95% of the public offering price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 3.95% of the Public Offering Price per unit.

4	The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10.00 unit as of the Inception Date and the percentage amount will vary over time because the creation and development fee is a fixed dollar amount that does not vary with the public offering price.
5	The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.
6	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $_________. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

EXAMPLE

     This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year at a reduced sales charge (for Standard Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus) or with the creation and development fee of $0.05 per unit and no transactional sales charge (for Fee Based Accounts, as defined in “Advisory and Fee Based Accounts” in Part B of this prospectus). The example also assumes the Trust’s operating expenses do not change and the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

	1 Year	3 Years	5 Years	10 Years
Standard Accounts	$	$	$	$
Fee Based Accounts	$	$	$	$

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests. In addition, an investor in a Fee Based Account may also be assessed a management fee from their investment advisor that is excluded from the example.

TAXES

     Distributions from the Trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See “Tax Status” in Part B of this prospectus for further tax information.

DISTRIBUTIONS

     Holders of units will receive dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You may elect to:

•	reinvest distributions in additional units of the Trust at no fee, or
•	receive distributions in cash.

     You may change an election by contacting your financial professional or the trustee of the Trust, The Bank of New York Mellon (the “Trustee”). Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest any distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of the Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, the Trust might pay a special distribution if it holds an excessive amount of principal pending distribution.

For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. In addition, your Trust may pay a special distribution in order to maintain the qualification of your Trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise tax on undistributed income in the Trust. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

     Each unit of the Trust at the Inception Date represents the fractional undivided interest in the underlying securities set forth in the “Trust Portfolio” and net income of the Trust.

     Estimated annual distributions. The estimated net annual distributions are shown under the “Essential Information” section of this prospectus. We generally base the estimate of the income the Trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by the Trust will most likely differ from the most recent annualized dividends or scheduled income payments. There is no guarantee that the issuers of the securities in the Trust’s portfolio will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth under the “Essential Information” section of this prospectus. The actual net annual distributions you will receive will vary with changes in the Trust’s fees and expenses, in income payments received and with the sale of securities.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of the Trust for each distribution. Each year the Trustee will also provide an annual report on the Trust’s activity and certain tax information. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

PURCHASE AND REDEMPTION OF UNITS

     You may purchase or redeem units of the Trust on any business day, which is any day the New York Stock Exchange is open for business. You may purchase or redeem units of the Trust through your financial advisor or other financial intermediary. Your financial intermediary can either redeem units through the Sponsor or the Trustee. See “Buying Units” and “Selling Units” in Part B of this prospectus for more information.

     The Sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will be at the redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If the Sponsor stops repurchasing units, a unitholder’s financial intermediary may dispose of units by redemption through the Trustee. The price received from the Trustee by the unitholder for units being redeemed is based upon the redemption price of the underlying securities. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until the earlier of six months after the Inception Date or the end of the initial offering period, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Report of Independent Registered Public Accounting Firm

Unitholders
Nuveen Unit Investment Trust, Series 163

     We have audited the accompanying statement of financial condition, including the Trust portfolio set forth on pages 23 and 24 of this prospectus, of Nuveen Unit Investment Trust, Series 163, as of _____ __, 2016, the initial date of deposit. The statement of financial condition is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, the Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of _____ __, 2016. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nuveen Unit Investment Trust, Series 163 as of _____ __, 2016, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois

_____ __, 2016

Nuveen Unit Investment Trust, Series 163

Nuveen NWQ Diversified Income Portfolio, 3Q 2016
Statement of Financial Condition
as of ______, 2016

Investment in securities
Contracts to purchase underlying securities (1),(2)	$
Total	$
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$
Creation and development fee (4)
Deferred sales fee (5)
Total
Interest of Investors:
Cost to investors (6)
Less initial sales fee (5)
Less deferred sales fee, creation and development fee
and organization costs (3),(4),(5),(6)
Net interest of unitholders
Total	$
Units
Net asset value per unit	$

1	Aggregated cost of the securities is based on the closing sale price evaluations as determined by the Evaluator.
2	Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds necessary for the purchase of securities in the Trust represented by purchase contracts.
3	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $_____ per unit for the Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the Trust’s Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the earlier of the close of the initial offering period or six months following the Trust’s Inception Date. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.
4	The Trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.
5	The total sales fee consists of a creation and development fee, an initial sales fee and deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. The maximum sales fee is 3.95% (3.99% of amount invested) of the public offering price per unit. The deferred sales fee is equal to $0.245 per unit and the creation and development fee is equal to $0.05 per unit.
6	The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.

TRUST PORTFOLIO
NUVEEN UNIT INVESTMENT TRUST, SERIES 163
NUVEEN NWQ DIVERSIFIED INCOME PORTFOLIO, 3Q 2016
AS OF THE TRUST INCEPTION DATE, _______, 2016

			Percentage			Market
			of Aggregate	Rating	1st Optional	Value	Cost of
Number of			Offering	(Unaudited)	Redemption	per	Securities
Shares	Ticker	Issuer	Price	S&P (1)	Provisions (2)	Share (3)	to Trust (4)

TRUST PORTFOLIO (continued)
NUVEEN UNIT INVESTMENT TRUST, SERIES 163
NUVEEN NWQ DIVERSIFIED INCOME PORTFOLIO, 3Q 2016
AS OF THE TRUST INCEPTION DATE, _______, 2016

			Percentage			Market
			of Aggregate	Rating	1st Optional	Value	Cost of
Number of			Offering	(Unaudited)	Redemption	per	Securities
Shares	Ticker	Issuer	Price	S&P (1)	Provisions (2)	Share (3)	to Trust (4)

$

Notes to Portfolio

1	See “Description of Ratings” in Part B of the prospectus for a brief description of the rating symbols and their meanings. The ratings are by Standard & Poor’s Ratings Group, a division of the McGraw-Hill Companies, Inc. (“S&P”). “NR” indicates no rating by S&P. Such securities may, however, be rated by another nationally recognized statistical rating organization. See “Investment Risks” for a discussion of the risk of investing in below investment-grade securities.
2	The preferred securities have a par value of $25, which means each security’s stated face value is $25. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par value. Optional redemption provisions generally will occur at times when the redeemed securities have an offering side evaluation that is at a premium over par value. To the extent that the securities were acquired at a price higher than the redemption price, this will generally represent a loss of capital when compared with the Public Offering Price of the units when acquired. Distributions by the Trust will generally be reduced by the amount of the dividends which otherwise would have been paid with respect to redeemed securities, and any principal amount received on such redemption, after satisfying any redemption requests for units received by the Trust, will generally be distributed to unitholders. The preferred securities have provisions that would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.
3	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
4	The securities are represented entirely by a contract to purchase securities, which was entered into by the Sponsor on ____ __, 2016. The contract for securities is expected to be settled by the initial settlement date for the purchase of units. The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $_____ and $_____, respectively.
5	This is a security issued by a foreign company that trades directly on a U.S. exchange.
6	This is an American Depositary Receipt, Global Depositary Receipt or New York Registry Share.
7	This is a master limited partnership.
8	This is a security issued by a real estate investment trust.

9	This bond has a “make whole” call option and is redeemable in whole or in part at any time at the option of the issuer at a redemption price that is generally equal to the sum of the principal amount of the bonds, a “make whole” amount, and any accrued and unpaid interest to the date of redemption. The “make whole” amount is generally equal to the excess, if any, of (i) the aggregate present value as of the date of redemption of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable if redemption had not been made, determined by discounting the remaining principal and interest at a specified rate (which varies from bond to bond and is generally equal to an average of yields on U.S. Treasury obligations with maturities corresponding to the remaining life of the bond plus a premium rate) from the dates on which the principal and interest would have been payable if the redemption had not been made, over (ii) the aggregate principal amount of the bonds being redeemed. In addition, the bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur.

End of Prospectus Part A

Nuveen Unit Investment Trust

Prospectus Part B

Dated _____ __, 2016

     The prospectus for a Nuveen Unit Investment Trust (a “Trust”) is divided into two parts. Part A of the prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Nuveen Unit Investment Trust.You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each Trust.

ORGANIZATION

     The Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a certain Trust Agreement (the “Trust Agreement”). The Trust Agreement is dated as of the Inception Date and is by and among Nuveen Securities, LLC, as Sponsor, Nuveen Fund Advisors, LLC, as evaluator (“Evaluator”) and supervisor (“Supervisor”), and The Bank of New York Mellon, as Trustee. The value of the securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under “Selling Units—Redemption— Computation of Offer and Redemption Price.” On the Inception Date, the Sponsor deposited securities, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain securities. After the deposit of the securities and the creation of the Trust, the Trustee delivered to the Sponsor the units (the “units”) comprising the ownership of the Trust. These units are now being offered pursuant to this prospectus.

UNITS

     Each unit represents an undivided interest in the assets of the Trust. If any units of the Trust are redeemed after the Inception Date, the fractional undivided interest in the Trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.

BUYING UNITS

     Public Offering Price. You can buy units of the Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Public offering prices are available daily on the Internet at www.nuveen.com/uit. The public offering price includes: the aggregate underlying value of the securities in the Trust, organization costs, the maximum sales fee (which includes an initial sales fee, a deferred sales fee and the creation and development fee), and cash and other net assets in the portfolio. Nuveen often refers to the purchase price of units as the “public offering price.” Nuveen must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If Nuveen receives your order after

B–1

this time, you will receive the price computed on the next business day.

     During the initial public offering period, for sales of at least $50,000, investors will be entitled to a volume discount from the sales charge as described below. For units purchased during the initial offering period, a portion of the sales charge will be deferred. Upon the earlier of the end of the initial offering period or six months after the Inception Date, the public offering price of the units will not include a pro rata portion of estimated organizational costs.

     The initial public offering price of the units was established, in part, by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date the Trust was created was made on the basis of an evaluation of the securities in the Trust prepared by the Trustee. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases Nuveen will price a security based on the last asked or bid price in the over-the-counter market or Nuveen may use the price provided by an independent pricing service; the price obtained from other sources, such as broker-dealer quotations; or the price provided by an independent fair valuation service. In the event that no such services or quotes are available on a particular security, methods that may be used include methodologies such as the capital asset pricing model, Monte Carlo simulations, comparative pricing models and/or the best judgment of Nuveen Fund Advisors, LLC. Nuveen will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate. The Trustee determined the initial prices of the securities shown in “Trust Portfolio” for the Trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day Nuveen sells units, the Evaluator will compute the public offering price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in “Essential Information,” effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account certain other factors, see “Selling Units— Redemption—Computation of Offer and Redemption Price.”

     Organization Costs. During the initial offering period, a portion of the public offering price includes an amount of securities or cash to pay for all or a portion of the costs incurred in establishing the Trust (“organization costs”). These organization costs include the cost of preparing the registration statement, the Trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees, and the initial fees and expenses of the Trustee.

B–2

These costs will be deducted from the Trust as of the earlier of the end of the initial offering period or after six months as of the Inception Date. The Trust will sell portfolio securities to reimburse the Sponsor for these costs. Organization costs will not exceed the estimate set forth under “Fee Table” in Part A of the prospectus.

     Transactional Sales Fee. The transactional sales fee has both an initial and a deferred sales fee. Because the transactional sales fee is the difference between the maximum sales fee and the creation and development fee, the percentage and dollar amount of the transactional sales fee will vary as the public offering price varies. Based on a $10 unit on the Inception Date, the transactional sales fee is 3.45% of the public offering price.

     The transactional sales fee does not include the creation and development fee which is described under “Expenses of the Trust” in Part B of the prospectus and “Fee Table” in Part A of the prospectus.

     Initial Sales Fee. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee and the sum of the maximum remaining deferred sales fees and the creation and development fee. The dollar amount and percentage amount of the initial sales fee will vary over time. Based on a $10 unit on the Inception Date, the initial sales fee is 1% of the public offering price (3.95% of the public offering price minus $0.295 per unit). If you purchase units in the secondary market, you will not pay a creation and development fee and the initial sales fee is equal to the difference between 3.95% of the public offering price and the maximum remaining deferred sales fee.

     Deferred Sales Fee. Nuveen defers payment of the rest of the transactional sales fee through the deferred sales fee ($0.245 per unit). You pay any remaining deferred sales fee when you sell or redeem units. The Trust may sell securities to meet the Trust’s obligations with respect to the deferred sales fee. Thus, no assurance can be given that the Trust will retain its present size and composition for any length of time.

     Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the creation and development fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption.

     In limited circumstances and only if deemed in the best interests of unitholders, the Sponsor may delay the payment of the deferred sales fee from the dates listed under “Fee Table.”

     Reduction of Sales Fees. Nuveen offers a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional’s responsibility to alert Nuveen of any sales fee discount when you order units. Since the deferred sales fee and the creation and development fee are a fixed dollar amount per unit, the Trust must charge the deferred sales fee and the creation and development fee per unit regardless of any discounts. However, when you purchase units of the Trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed

B–3

dollar amount of the deferred sales fee and creation and development fee, the Sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and creation and development fee at the time you buy units by providing you with additional units.

     Large Purchases. During the primary offering period, you can reduce your maximum sales fee by increasing the size of your investment. Investors who make large purchases during the primary offering period are entitled to the following sales fee reductions:

	Maximum	Maximum
	Sales Fee	Sales
	Reductions	Fee
	(as a	(as a
	percentage	percentage
	of the	of the
Purchase	Public	Public
Amount	Offering Price)	Offering Price)
$50,000 - $99,999	0.25%	3.70%
$100,000 - $249,999	0.50%	3.45%
$250,000 - $499,999	0.85%	3.10%
$500,000 - $999,999	1.00%	2.95%
$1,000,000 +	1.50%	2.45%

     The quantity discount levels also apply on a dollar basis using a $10 unit equivalent. For example, if you purchase $50,000 up to $99,999.99, your sales charge reduction as a percentage of the public offering price will be 0.25%.

     You may aggregate unit purchases of any Nuveen Unit Investment Trust by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

•	purchases by your spouse or children under the age of 21 living in the same household, and
•	purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the primary offering period. There can be no assurance that the Sponsor will create future trusts with investment strategies similar to the Trust or that may fit within your investment parameters.

     Advisory and Fee Based Accounts. Nuveen eliminates the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Based Account”). A “Standard Account” is any account that is not a Fee Based Account.

     This discount applies during the initial offering period.Your financial professional may purchase units with the Fee Based Account CUSIP numbers to facilitate purchases under this discount, however, if you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of the Trust or receive cash distributions. Nuveen reserves the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity Nuveen determines to be detrimental to the Trust. Nuveen, as Sponsor, will receive and you will pay the creation and development fee. See

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“Expenses of the Trust” in Part B of the prospectus for additional information.

     Exchange or Rollover Option. If you are buying units of the Trust in the primary market with redemption or termination proceeds from any unit trust, you may purchase units with a reduction of 1% of the public offering price. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the Trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as “Rollover Purchases.” An exchange or rollover is generally treated as a sale for federal income tax purposes. See “Tax Status” in this prospectus. Rollover Purchases are also subject to the creation and development fee.

     Employees. Nuveen does not charge the portion of the sales fee that it would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Nuveen and its affiliates, or by registered representatives of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). Please see “Distribution of Units” for more information about the portion of the sales fee that is paid to distribution firms. You pay only the portion of the fee that the Sponsor retains. Such purchases are also subject to the creation and development fee. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. Nuveen does not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Because the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, Nuveen will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase through a reinvest CUSIP (or wrap fee reinvest CUSIP in the case of wrap fee eligible units held in the fee based accounts), if available.

     Distribution of Units. Nuveen sells units to the public through broker-dealers and other firms. Nuveen pays part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid for a given transaction is as follows:

Broker-Dealer
Concession
Purchase Amount	per Unit
$0 - $49,999	3.15%
$50,000 - $99,999	2.85%
$100,000 - $249,999	2.60%
$250,000 - $499,999	2.30%
$500,000 - $999,999	2.25%
$1,000,000 +	1.80%
Rollover Purchases	2.15%

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     Broker-dealers and other firms that sell units of certain Nuveen Unit Investment Trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable Trust’s prospectus. The additional payments will be as follows. Starting at the twelfth month, eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by Nuveen in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by Nuveen:

Total Sales	Additional
During Calendar Year	Concession
$25,000,000 but less
than $50,000,000	0.025%
$50,000,000 but less
than $100,000,000	0.05%
$100,000,000 but less
than $250,000,000	0.10%
$250,000,000 but less
than $500,000,000	0.11%
$500,000,000 but less
than $1,000,000,000	0.12%
$1,000,000,000 but less
than $1,500,000,000	0.13%
$1,500,000,000 or more	0.14%

     Dealers and other selling agents will not receive a concession on the sale of units which are not subject to a transactional sales fee, but such units will be included in determining whether the above volume sales levels are met unless a dealer firm or other selling agent requests that such units are not included. Eligible dealer firms and other selling agents include clearing firms that place orders with Nuveen and provide Nuveen with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. Nuveen reserves the right to change the amount of concessions or agency commissions from time to time.

     The Sponsor may also pay to certain dealers an administrative fee for information or services used in connection with the distribution of Trust units. Such amounts will be in addition to any concessions received for the sale of units.

     When acting in an agency capacity, the Sponsor may select various broker-dealers to execute securities transactions on behalf of the Trust, which may include broker-dealers who sell units of the Trust. The Sponsor does not consider sales of units of the Trust or any other products sponsored by the Sponsor as a factor in selecting such broker-dealers.

     Other Compensation and Benefits to Broker-Dealers. The Sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of the Trust and other Nuveen products. This compensation is intended to result in additional sales of Nuveen products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Nuveen products by the

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intermediary or its agents, the placing of Nuveen products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

     The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor may make such payments to many intermediaries that sell Nuveen products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend a Nuveen product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     Nuveen generally registers Trust units for sale in various states in the United States. Nuveen does not register Trust units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. Nuveen may reject any order for units in whole or in part.

     Nuveen may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. The gain or loss is equal to the difference between the price Nuveen pays for units and the price at which Nuveen redeems them. Nuveen may also gain or lose money when it deposits securities to create units in the amounts set forth in the “Trust Portfolio.”

     Dealers’ Profits. As set forth under “Buying Units—Public Offering Price,” the dealers will receive gross commissions equal to the specified percentages of the public offering price of the units of the Trust. In offering units of the Trust dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

     Sponsor Profits. The Sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of the Trust described in the prospectus. In addition, the Sponsor may realize a profit (or sustain a loss) as of the date the Trust is created resulting from the difference between the public offering prices of the securities to the Sponsor and the cost of such securities to the Trust. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. The Sponsor may realize additional profits or losses during the initial offering

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period on unsold units as a result of changes in the daily market value of the securities in the Trust.

     Market for Units. After the initial offering period, the Sponsor may maintain a market for units of the Trust offered hereby and continuously offer to purchase said units at prices, determined by the Evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The public offering price of any units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the Sponsor. If the Sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the Trust if the supply of units exceeds demand, or for other business reasons.

SELLING UNITS

     You may sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Public offering prices are available daily on the Internet at www.nuveen.com/uit or through your financial professional. The sale price of units is often referred to as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the earlier of the end of the initial offering period or six months after the Inception Date, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. Nuveen intends to, but is not obligated to, maintain a secondary market for units. This means that if you want to sell your units, Nuveen may buy them at the current price which is based on their net asset value. Nuveen may then resell the units to other investors at the public offering price or redeem them for the redemption price. The secondary market repurchase price is generally the same as the redemption price. You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current public offering prices to determine the best price available. Nuveen may discontinue the secondary market at any time without notice. Even if Nuveen does not make a market, you will be able to redeem your units with the Trustee on any business day for the current price.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause the unitholder’s financial intermediary to redeem units through the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the Trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the

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unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

     Redemption shall be made by the Trustee no later than the seventh calendar day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Selling Units—Redemption—Computation of Offer and Redemption Price,” as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the Trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency declared by the Securities and Exchange Commission exists as a result of which disposal by the Trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in

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accordance with the Trust Agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Units may be tendered to the Trustee for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

     The Trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the public offering price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the Trustee receives your completed request. Rather than contacting the Trustee directly, your financial professional may also be able to redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under “Essential Information” as of the next subsequent Evaluation Time. See “Selling Units—Redemption—Computation of Offer and Redemption Price.” You pay any remaining deferred sales fee when you sell or redeem your units. The “date of tender” is deemed to be the date on which units are properly received by the Trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

     All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of securities by the Trustee at a loss. To the extent securities are sold, the size and diversity of the Trust may be reduced.

     Computation of Offer and Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in the Trust. The redemption price per unit is the pro rata share of each unit in the Trust determined generally on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected; and (ii) the value of the securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The Evaluator may determine the value of the securities in the Trust in the following manner: if the securities are listed on a national or foreign securities exchange or the

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NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System, which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (public offering prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System’s official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the Evaluator deems appropriate: (i) on the basis of the current bid price (public offering prices for primary market purchases) for comparable securities (unless the Evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the Evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the Trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the Evaluator deems such prices inappropriate as a basis for valuation).

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of units for redemption. The Sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the Trustee for redemption at the redemption price by making payment therefore to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the Trustee (see “Buying Units—Public Offering Price”). Units held by the Sponsor may be tendered to the Trustee for redemption as any other units. In addition, the Sponsor may tender units for redemption that were initially allocated to the Sponsor on the Inception Date if the Sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of the Trust.

     The public offering price of any units resold by the Sponsor will be the public offering price determined in the manner provided in this prospectus (see “Buying Units—Public Offering Price”). Any profit resulting from the resale of such units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see “Buying Units—Other Compensation and Benefits to Broker-Dealers”).

     Exchange Option. You may be able to exchange your units for units of other Nuveen Unit Investment Trusts at a reduced sales fee. You may contact your financial

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professional or Nuveen for more information about Trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current Trusts suit your situation and to discuss tax consequences. To qualify for a reduced sales fee, you need to meet certain criteria.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s brokers’ account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the Trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the Trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the Trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

INVESTMENT RISKS

     All Investments Involve Risk. In addition to the risks described in Part A, this section elaborates on some of the risks in Part A and describes some other risks that can impact the value of the securities in the Trust. You should understand these risks before you invest. You could lose some or all of your investment in the Trust. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that the Trust will achieve its objective or that your investment return will be positive over any period.

     Market Risk. Market risk is the risk that a particular security in the Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including but not limited to:

•	General securities markets movements;
•	Changes in the financial condition of an issuer or a sector;
•	Changes in perceptions about an issuer or a sector;
•	Interest rates and inflation;
•	Governmental policies and litigation; and

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•	Purchases and sales of securities by the Trust.

     The Trust’s portfolio is not managed. The Trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Fixed Portfolio. Investors should be aware that the Trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the Trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the Trust may also be owned by other clients of the Sponsor or the Trust’s portfolio consultant, NWQ. However, because these clients may have differing investment objectives or limitations, the Sponsor or NWQ may advise other customers to sell or short a security held in the Trust despite its continued inclusion in the Trust.

     In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the Sponsor may instruct the Trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated by the Supervisor and Evaluator, respectively, and the Sponsor may instruct the Trustee to sell securities under certain limited circumstances, securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the Trust. The prices of single shares of each of the securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ public offering price than as a percentage of the higher-price stocks’ public offering price.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, the Trust is restricted under the Investment Company Act of 1940 from selling securities to the Sponsor. The price at which the securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The Trust Agreement authorizes the Sponsor to increase the size of the Trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in the Trust and the issuance of a corresponding number of additional units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments

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and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The Trustee, with directions from the Sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the twenty (20) business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Trust’s failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the Inception Date) and cannot be invested in one or more stocks, at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the Trust, the Sponsor reserves the right to sell securities over a period of up to nine (9) business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the Trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation Risk. The Trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. Nuveen cannot predict what impact any pending, threatened or potential litigation or any bankruptcy concerns will have on the share prices of the securities.

DISTRIBUTION OF UNITS

     The Sponsor eliminates the initial and deferred sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed. However, this sales charge discount is not available unless the applicable investment professional notifies the Sponsor of a particular investor’s eligibility for the discount.

     The Sponsor may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor’s products. These arrangements will not change the price you pay for your units.

     The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in

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public offering prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into the Trust is shown in the “Notes to Portfolio” for the Trust.

     Public Distribution of Units. During the initial offering period, units of the Trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The Sponsor intends to qualify units of the Trust for sale in a number of states, but does not register units for sale in any foreign country. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

TRUST ADMINISTRATION

     Distributions to Unitholders. Income received by the Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the Trust will prorate distributions on an annual basis (“Income Averaging”), then income received by the Trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the Trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The Trustee will periodically deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems

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necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of units.

     The Trust. The Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created the Trust under a Trust Agreement between Nuveen Securities, LLC (as depositor/Sponsor), Nuveen Fund Advisors, LLC (as Evaluator and Supervisor) and The Bank of New York Mellon (as Trustee). To create the Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of the Trust to the Sponsor. Each unit represents an undivided interest in the assets of the Trust. These units remain outstanding until redeemed or until the Trust terminates. At the close of the New York Stock Exchange on the Trust’s Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10 or some other round number such as $100 or $1,000. The number of units and fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

     Changes to Your Portfolio. The Trust is not a managed fund. The portfolio will not be modified to follow any investment strategy or changes to the investment strategy. Unlike a managed fund, Nuveen designed your portfolio to remain relatively fixed after its inception. The Trust will generally buy and sell securities: to pay expenses, to issue additional units or redeem units, or in limited circumstances as set forth below. Specifically, the Trust Agreement provides that the Supervisor may (but need not) direct the Trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code, the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the Supervisor the sale of such securities is necessary to maintain the sound investment character of the Trust, or the sale of such securities is necessary or advisable to maintain the qualification of the Trust as a regulated investment company or provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excess taxes on the Trust or on undistributed income in the Trust. The proceeds from the sale of any securities will not be used to purchase any additional securities.

     The Trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the Trust may either sell the security, sell the security received as a result of the tender offer or merger or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If the Trust receives securities or

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property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     Nuveen will increase the size of the Trust as it sells units. When Nuveen creates additional units, it will seek to replicate the existing portfolio. When the Trust buys securities, it will pay brokerage or other acquisition fees.You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time Nuveen creates units and the time the Trust buys the securities. When the Trust buys or sells securities, Nuveen may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Trust. Nuveen will not select firms to handle these transactions on the basis of their sale of units of the Trust. Nuveen cannot guarantee that the Trust will keep its present size and composition for any length of time.

     Unitholders will not be able to dispose of or vote any of the securities in the Trust. As the holder of the securities, the Trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such Trust. However, the Trustee may not be able to vote the securities in the Trust that are traded on foreign exchanges.

     Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (“Failed Contract Security”), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the “Replacement Security”) which has been selected by the Sponsor out of funds held by the Trustee. Purchases of Replacement Securities will be made subject to the following conditions:

•	The Replacement Securities will be securities as originally selected for the Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities which the Sponsor determines to be similar in character as securities originally selected for the Trust;
•	The purchase of the Replacement Securities will not adversely affect the federal income tax status of the Trust;
•	The public offering price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security; and
•	The Replacement Securities will be purchased within 30 days after the failed deposit of the Failed Contract Security.

     Any contract to deliver Trust securities may not exceed 120 days from the effective date of the Trust’s registration statement.

     Amending the Trust Agreement. The Sponsor and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or

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to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in the Trust without your consent. Investors owning two-thirds of the units in the Trust may vote to change this agreement.

     Termination of the Trust. The Trust will terminate on the termination date set forth under “Essential Information” for the Trust. The Trustee may terminate the Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of the Trust may create an undue burden on your investment. Investors owning two-thirds of the units in the Trust may also vote to terminate the Trust early. The Trustee will liquidate the Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales fee that you paid.

     The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses.Your termination distribution may be less than the price you originally paid for your units.

     The Sponsor. The Sponsor of the Trust is Nuveen Securities, LLC. The Sponsor is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Sponsor is organized as a limited liability company under the laws of the State of Delaware. The Sponsor is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The principal office of the Sponsor is located at 333 West Wacker Drive, Chicago, IL 60606. The Sponsor is a direct, wholly-owned subsidiary of Nuveen Investments, Inc. Nuveen Investments, Inc. is owned by Teachers Insurance and Annuity Association of America.

     If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (i) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the Trust Agreement and liquidate the Trust as provided therein; or (iii) continue to act as Trustee without terminating the Trust Agreement.

     The Sponsor and the Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

     The Supervisor and the Evaluator. Nuveen Fund Advisors, LLC serves as Evaluator and Supervisor. Nuveen Fund Advisors, LLC is an affiliate of the Sponsor and, as a result, a potential conflict of interest may exist. The Evaluator and Supervisor may resign or be removed by the Sponsor or, if no Sponsor is acting, the Trustee, in which event

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the Sponsor or, if no Sponsor is acting, the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator or Sponsor no successor has accepted appointment within thirty days after notice of resignation, the Evaluator or Sponsor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each unitholder. As Evaluator, Nuveen Fund Advisors, LLC utilizes the Trustee to perform certain evaluation services.

     The Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217.You may contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its Unit Investment Trust Division offices. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the Trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the Trust.

     Under the Trust Agreement, the Trustee or any successor Trustee may resign and be discharged of the Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor Trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor Trustee promptly. If, upon such resignation, no successor Trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with cause, and appoint a successor Trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized

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under the laws of the United States, or any state thereof, be authorized under such laws to exercise Trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     Portfolio Consultant. NWQ, an affiliate of the Sponsor, has been selected by the Sponsor to serve as the portfolio consultant for the Trust. As portfolio consultant, NWQ will assist the Sponsor with the selection of the Trust’s portfolio. For its services, the Sponsor has agreed to pay NWQ a fee from its assets and not from the Trust’s assets. Neither the Sponsor nor the portfolio consultant manage the Trust.

     The portfolio consultant may use the list of securities included in the Trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in your Trust. The portfolio consultant, on behalf of other clients, may sell or sell short securities included in the Trust in the event their portfolio objectives or constraints call for such an action. This may have an adverse effect on the prices of the securities included in your Trust. This also may have an impact on the price your Trust pays for the securities and the price received upon unit redemptions or Trust termination.

     You should note that the selection criteria was applied to the securities for inclusion in your Trust prior to the Inception Date. After this time, the securities included in your Trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from your Trust. In offering the units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual securities but rather the entire pool of securities in your Trust, taken as a whole, which are represented by the units.

     Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

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     The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

     The Sponsor does not charge the Trust an annual management fee. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the Trust. The Supervisor receives an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the “Supervisory Fee”). In providing such supervisory services, the Supervisor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided in Part A of the prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for the Trust (the “Bookkeeping and Administrative Fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trust (the “Evaluator’s Fee”).

     The Trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the Trust in purchasing and selling securities.

     The Trustee receives for its services that fee set forth in Part A of the prospectus. The Trustee’s fee, which is paid monthly, is based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator’s Fee are paid monthly and are based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to the Trust is expected to result from the use of these funds.

     In addition, the Supervisory Fee, Bookkeeping and Administrative Fee,

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Evaluator’s Fee and the Trustee’s Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent” since the establishment of the Trust. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Nuveen is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the Trustee may reimburse the Sponsor out of its own assets for services performed by employees of the Sponsor in connection with the operation of the Trust.

     The Trust will also pay a fee to the Sponsor for creating and developing the Trust, including determining the Trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. The Trust pays this “creation and development fee” as a fixed dollar amount at the close of the initial offering period. The Sponsor does not use the fee to pay distribution expenses.

     The following additional charges are or may be incurred by the Trust: (i) fees for the Trustee’s extraordinary services; (ii) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the unitholders; (v) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the Trust Agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of the Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.

     The Trust shall also bear the expenses associated with updating the Trust’s registration statement and maintaining registration or qualification of the units and/or the Trust under federal or state securities laws subsequent to initial

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registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees.

PORTFOLIO TRANSACTION AND BROKERAGE ALLOCATION

     When the Trust sells securities, the composition and diversity of the securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of the Trust’s portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of units.

TAX STATUS

     This section summarizes some of the main U.S. federal income tax consequences of owning units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. The Trust intends to qualify as a “regulated investment company” under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes. An adverse federal income tax audit of a partnership that the Trust invests in could result in the Trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust’s distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may

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make distributions that represent a return of capital for tax purposes, which are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the Trust may also be subject to a 3.8% “Medicare tax”. This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

     Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gains dividends may be taxed at a higher stated tax rate. Some portion of your capital gains dividends may be attributable to the Trust’s interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 28% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “Medicare tax” described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to

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determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Ordinary income dividends received by an individual unitholder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. The Trust will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

     Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

     Foreign Tax Credit. If your Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

     Investments in Certain Foreign Corporations. If the Trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The Trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The Trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust might be required to

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recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly reported by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. Distributions from the Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non- U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018.

EXPERTS

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Trust. Dorsey & Whitney LLP, 51 West 52nd Street, New York, New York 10019, acts as counsel for the Trustee.

     Independent Registered Public Accounting Firm. Grant Thornton LLP, 171 North Clark Street, Suite 200, Chicago, Illinois 60601, independent registered public accounting firm, audited the statement of financial condition and the Trust portfolio included in this prospectus.

DESCRIPTION OF RATINGS

     Standard & Poor’s Rating. A Standard & Poor’s issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard

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& Poor’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Issue credit ratings are based, in varying degrees, on the following considerations:

•	Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
•	Nature of and provisions of the obligation; and
•	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

     Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

     AAA — An obligation rated “AAA” has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

     AA — An obligation rated “AA” differs from the highest rated obligations only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

     A — An obligation rated “A” is somewhat susceptible to the adverse economic conditions and changes in circumstances.

     BBB — An obligation rated “BBB” exhibits adequate capacity to meet financial commitments, but more subject to adverse economic condition.

     BBB- — Considered the lowest investment-grade by market participants.

     Obligations rated “BB,” “B,” “CCC,” “CC,” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest.

     BB+ — Considered highest speculative grade by market participants.

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     BB — An obligation rated “BB” is less vulnerable in the near-term but faces major ongoing uncertainties or exposure to adverse business, financial and economic conditions.

     B — An obligation rated “B” is more vulnerable to adverse business, financial and economic conditions but currently has the capacity to meet financial commitments.

     CCC — An obligation rated “CCC” is currently vulnerable and dependent upon favorable business, financial and economic conditions to meet its financial commitments.

     CC — An obligation rated “CC” is currently highly vulnerable.

     C — A “C” rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the “C” rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

     D — An obligation rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-) — The ratings from “AA” to “CCC” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR — This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

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PROSPECTUS

_____ __, 2016

Nuveen Unit Investment Trust, Series 163

Nuveen NWQ Diversified Income Portfolio, 3Q 2016

Nuveen Securities, LLC

CONTENTS
Nuveen NWQ Diversified Income
Portfolio, 3Q 2016	2
Overview	2
Term	2
Investment Objective	2
Principal Investment Strategy	2
Selection of Portfolio Securities	4
Principal Risks	5
Essential Information	16
Fee Table	17
Example	18
Taxes	18
Distributions	18
Purchase and Redemption of Units	19
Report of Independent Registered
Public Accounting Firm	21
Statement of Financial Condition	22
Trust Portfolio	23
Prospectus Part B	B–1
Organization	B–1
Units	B–1
Buying Units	B–1
Selling Units	B–8
Investment Risks	B–12
Distribution of Units	B–14
Trust Administration	B–15
Expenses of the Trust	B–21
Portfolio Transaction and Brokerage
Allocation	B–23
Tax Status	B–23
Experts	B–26

Visit our website:
http://www.nuveen.com/uit

Call Nuveen Securities, LLC:
(312) 917-7700

Call The Bank of New York Mellon:
(800) 428-8890

Additional Information

This prospectus does not contain all information filed with the Securities Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section
Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR
Database)
Call:	202-551-8090 (only for information
on the operation of the Public
Reference Section)

Nuveen Unit Investment Trust, Series 163
Securities Act file number: 333-_______
Investment Company Act file
number: 811-08103

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A. Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
Chubb Limited / 81900065	$25,000,000

B. This Registration Statement comprises the following papers and documents.

The facing sheet

The prospectus

The signatures

Consents of Independent Registered Public Accounting Firm and Counsel as indicated

Exhibits as indicated on the List of Exhibits

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Investment Trust, Series 163 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago, and State of Illinois, on the 22nd day of July, 2016.

Nuveen Unit Investment Trust, Series 163, Registrant

By:	Nuveen Securities, LLC, Depositor

By:     /s/  John Browning     ___

John Browning

Managing Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title		Date
		) ) ) )	By:	/s/ John Browning John Browning Attorney-in-Fact
Margo L. Cook*	Co-Chief Executive Officer of Nuveen Securities, LLC	) ) ) )		July 22, 2016
William Adams IV*	Co-Chief Executive Officer of Nuveen Securities, LLC	) ) ) )		July 22, 2016
Sherri A. Hlavacek*	Chief Financial Officer of Nuveen Securities, LLC	) ) ) )		July 22, 2016
Sherri A. Hlavacek*	Corporate Controller of Nuveen Securities, LLC	) ) ) )		July 22, 2016
Nuveen Investments, Inc. Lucas A. Satre* Senior Vice President	Sole and Managing Member of Nuveen Securities, LLC	) ) ) ) ) )		July 22, 2016
*	Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Nuveen Unit Investment Trust, Series 142 on May 4, 2016.

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement (to be supplied by amendment).
1.1.1	Standard Terms and Conditions of Trust (Reference is made to Exhibit 1.1.1 to amendment no. 2 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 133 (File No. 333-210180) filed on May 10, 2016).
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to amendment no. 2 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 133 (File No. 333-210180) filed on May 10, 2016).
3.1	Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).
6.0	Powers of Attorney authorizing William Adams IV, Mark Czarniecki and John Browning, among others, to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 142 (File No. 333-211123) filed on May 4, 2016).
6.1	Secretary’s Certificate certifying resolutions that authorize William Adams IV, Mark Czarniecki and John Browning, among others, to execute the Registration Statement pursuant to Powers of Attorney. (Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Nuveen Unit Investment Trust, Series 142 (File No. 333-211123) filed on May 4, 2016).

Memorandum

Re: Nuveen Unit Investment Trust, Series 163

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund, will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Amended Form N-8A and Form N-8B-2 were filed in respect of Nuveen Unit Investment Trust (and subsequent series) (File No. 811-08103).

1933 Act

The Indenture

The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated May 10, 2016 relative to Nuveen Unit Investment Trust, Series 133.

Chapman and Cutler LLP

Chicago, Illinois

July 22, 2016